EXHIBIT 99.1 [THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 6, 2006	For More Information Contact: Mark D. Curtis, Senior Vice President and Treasurer (516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES NINE MONTH
AND THIRD QUARTER 2006 EARNINGS

            Glen Head, New York, November 6, 2006 – For the first nine months of 2006 the Corporation earned $2.19 per share versus $2.35 for the same period last year. For the third quarter of 2006 earnings were $.75 per share versus $.85 for the same quarter last year. The nine and three month periods ended September 30, 2005 each included several nonroutine items that on a net basis added eight and five cents, respectively, to earnings per share. These items included, among others, a refund of real estate taxes previously paid, the termination of a post retirement benefits program, a reduction in taxes accrued with respect to the Bank’s investment subsidiary, severance paid to the Corporation’s former Chairman, and one large commercial mortgage prepayment fee. In addition, salary expense in the third quarter of 2006 includes a stock-based compensation charge of two cents per share related to options granted to employees and directors on July 1, 2006. This charge was recorded pursuant to the Corporation’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share Based Payment” (“SFAS No. 123R”) effective January 1st of this year.

            When compared to the same period last year, earnings for the first nine months of 2006 were positively impacted by loan growth. Between September 30, 2005 and September 30, 2006 total loans grew by $69.4 million, or 18.9%. Loans now represent 50.9% of total deposits versus 44.2% last year. The growth in loans resulted from management’s efforts to enhance the Bank’s current and future earnings prospects by increasing the size of the Bank’s loan portfolio and reducing the relative size of its securities portfolio. All categories of loans experienced growth, with the most significant growth occurring in commercial mortgages which were up by $23.5 million, or 22.6%, and home equity products which were up by $16.6 million, or 33.8%. Residential mortgages and commercial loans also grew, with increases of $12.8 million, or 8.2%, and $12.4 million, or 24.1%, respectively. Management believes that the credit quality of the Bank’s loan portfolio continues to be excellent.

            Increased market interest rates and better yielding securities purchased in connection with securities portfolio restructuring conducted in 2005 also contributed to earnings for the first nine months of this year. When taken together with loan growth, these items are largely responsible for a 73 basis point increase in the overall yield on interest-earning assets and a resulting increase in net interest income on those interest-earning assets funded by checking deposits and capital. As a partial offset, net interest spread declined by 25 basis points resulting in a decrease in net interest income on those interest-earning assets funded by interest-bearing liabilities. Net interest spread declined because the yield curve flattened and then inverted as short-term interest rates increased significantly and intermediate and longer-term interest rates increased by lesser amounts. The increase in short-term interest rates drove up the Bank’s cost of deposits and the lesser increases in intermediate and longer-term interest rates limited the additional earnings that could be realized by the Bank on its investment and loan portfolios. Net interest spread was also negatively impacted by increased competition for loans and deposits in the Bank’s market area which put upward pressure on deposit pricing, downward pressure on loan pricing and made core deposit growth more difficult. With upward pressure on deposit pricing, funds migrated from the

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Bank’s lower yielding savings and money market products to its higher priced savings and money market products and competitively priced certificates of deposit.

            Excluding severance paid to the Corporation’s former Chairman in 2005, the increase in salary expense for the current nine month period would have been 11.9%. In addition to normal annual salary increases, salary expense is up for 2006 principally because of increases in lending and business development staff and, to a lesser extent, staffing for the Bank’s new branches. Also adding to salary expense in 2006 was $170,000 of stock-based compensation expense, $150,000 of which was recorded in the third quarter, related to the adoption of SFAS No. 123R.

            The inverted yield curve and competition for loans and deposits in the Bank’s market area are continuing to exert pressure on earnings. The Bank currently plans to continue growing loans in a measured and disciplined manner and has and will continue to invest in people and infrastructure to make this happen. Management believes that commercial loan growth in particular, in addition to new branch openings, will be a key driver of future deposit and earnings growth.

            The Bank opened a full service branch in Merrick, Long Island in the fourth quarter of 2005 and has received regulatory approval to open a branch in Village of the Branch, Long Island. The Village of the Branch location is expected to open prior to year end and will be the Bank’s first “Select Service Banking Center”, catering to the needs of both businesses and affluent consumers. This will bring the Bank’s overall branch count to twenty-six. Management currently plans to continue opening branches in key markets on Long Island and in Manhattan.

BALANCE SHEET INFORMATION

	9/30/06	12/31/05
	(in thousands)

Total Assets	$ 989,769	$ 944,156

Net Loans	434,083	377,210

Investment Securities	491,875	518,397

Checking Deposits	319,599	307,842

Savings and Time Deposits	541,110	480,169

Total Stockholders’ Equity	95,905	90,698
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INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended
	9/30/06	9/30/05	9/30/06	9/30/05
	(in thousands, except per share data)

Net Interest Income	$ 27,007	$ 26,179	$ 9,142	$ 8,986
Provision For Loan Losses (Credit)	474	314	89	(12)

Net Interest Income After Loan
Loss Provision (Credit)	26,533	25,865	9,053	8,998

Noninterest Income	4,468	5,050	1,475	1,558
Noninterest Expense	20,267	19,145	6,996	6,263

Income Before Income Taxes	10,734	11,770	3,532	4,293
Income Tax Expense	2,254	2,430	653	962

Net Income	$ 8,480	$ 9,340	$ 2,879	$ 3,331

Earnings Per Share:
Basic	$2.22	$2.38	$.76	$.86
Diluted	$2.19	$2.35	$.75	$.85

            This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

            For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2006. The Form 10-Q will be available on or before November 9, 2006 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com and clicking on “About Us”, then clicking on “SEC Filings”, and then clicking on “Corporate SEC Filings.”

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